Exhibit 99.1

FOR IMMEDIATE RELEASE
July 5, 2006

NOVA Chemicals’ Corunna, Ontario, facility fully operational following production stoppage

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today announced that its Corunna, Ontario, manufacturing facility returned to normal operations within the expected two-week time frame, following the temporary production interruption described in the company’s June 21, 2006 news release. The Corunna facility is producing its full slate of products for customers at normal production rates.

The expected earnings impact of the event is unchanged from the estimate provided in the June 21 news release.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals works with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Greg Wilkinson — Vice President, Public Affairs
Tel:	412.490.4166
E-mail:	wilkinga@novachem.com

Investor Relations inquiries, please contact:
Chris Bezaire — Vice President, Investor Relations
Tel:	412.490.5070
E-mail:	chris.bezaire@novachem.com

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.